UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 28, 2016

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Investments, at fair value:
Mutual funds	$92,583,083	$94,553,235
Common stock fund	1,574,438	1,536,643
Collective trust fund	18,056,007	18,120,120
Total investments	112,213,528	114,209,998

Receivables:
Notes receivable from participants	2,147,471	2,143,163
Employer contributions	—	40,761
Total receivables	2,147,471	2,183,924

Assets reflecting all investments at fair value	114,360,999	116,393,922
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(300,054)	(539,671)
Assets available for benefits	$114,060,945	$115,854,251

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Investment income:
Net (depreciation) appreciation in fair value of investments	$(4,671,612)	$4,875,392
Dividend income	4,365,162	3,758,967
Interest income	361,123	347,346
Total investment income	54,673	8,981,705

Interest income on notes receivable from participants	64,881	58,804

Contributions:
Participant	3,784,447	3,519,130
Employer – 401(k) matching	1,706,295	2,214,469
Rollovers	566,913	207,944
Total contributions	6,057,655	5,941,543
	6,177,209	14,982,052

Deductions:
Benefits paid	(7,908,421)	(8,167,043)
Administrative expenses	(62,094)	(57,330)
Total deductions	(7,970,515)	(8,224,373)

Net (decrease) increase in assets available for benefits	(1,793,306)	6,757,679

Assets available for benefits:
Beginning of year	115,854,251	109,096,572
End of year	$114,060,945	$115,854,251

See accompanying notes to financial statements.

 CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the Bank), a wholly owned subsidiary of Central Pacific Financial Corp. (the Company), and certain other affiliated companies. The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership Plan (ESOP) contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participant Contributions
Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch‑up contributions.

(c)	Employer Contributions - 401(k)
The Bank makes matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of not less than 4% or more than 6% of the participant’s eligible compensation with the first 4% referred to as Base Matching Contributions and the balance, if any, referred to as Excess Matching Contributions. The Bank may also make discretionary contributions to eligible participant’s accounts. No discretionary contributions were made in 2015. In 2014, the Bank made $579,485 in discretionary contributions in conjunction with a voluntary early retirement program and a reduction of certain positions which occurred during the year. There were no employer contributions receivable related to discretionary contributions made by the Bank at December 31, 2015, compared to $40,761 at December 31, 2014.

(d)	Employer Contributions - Profit Sharing
The Bank’s annual profit sharing contribution is at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The participant must be employed on the last day of the plan year to be eligible to share in any profit sharing contribution. The Bank made no profit sharing contributions in 2015 or 2014.

(e)	Employer Contributions - Employee Stock Ownership Plan
The Bank may make ESOP contributions to the Plan at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The Bank made no ESOP contributions in 2015 or 2014.

(f)	Participants’ Accounts and Forfeitures
Each participant’s account is credited with the participant’s contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of plan net earnings or losses and plan administrative expenses. Daily allocations of plan net earnings or losses are based on participants’ account balances at the end of the previous day. Forfeitures of employer contributions may be (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset plan expenses. The Bank uses forfeitures to offset plan expenses as allowed in the plan document. December 31, 2015, there were $141 of forfeited non-vested employer matching contributions and $330 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. December 31, 2014, there were $6,190 of forfeited non-vested employer matching contributions and $2,651 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. In 2015, plan expenses were paid by the application of forfeited non-vested accounts totaling $18,985. In 2014, plan expenses were paid by the application of forfeited non-vested accounts totaling $18,087.

(g)	Vesting
Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant’s balance of his or her employer Excess Matching Contribution account and the employer’s discretionary contributions are vested based on the participant’s years of service, at a rate of 20% per year.

(h)	Notes Receivable from Participants
Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2015, notes receivable from participants bear interest at various rates ranging from 2.34% to 8.38% and mature in years beginning in 2016 through 2029.

(i)	Payment of Benefits
Upon a participant’s death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump‑sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant’s severance from employment. No consent of the participant is required for this involuntary cash‑out to be made.

(j)	Administration
The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.
Vanguard Fiduciary Trust Company (the Trustee) is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.
All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 discusses acceptable valuation techniques and the related valuation inputs used. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:
Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques for which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.
The common stock fund is valued at its year‑end unit closing price (based on year‑end market price). Quoted market prices in active markets are used to value the mutual funds. The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit‑responsive. This investment is presented at the fair value of units held by the Plan as of December 31 in the statements of assets available for benefits, including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit‑responsive. The fair value of fully benefit‑responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.
Net (depreciation) appreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015:
Mutual funds:
Stock – large cap funds	$39,877,644	$—	$—	$39,877,644
Balanced funds	31,557,686	—	—	31,557,686
Bond funds	9,783,414	—	—	9,783,414
International funds	7,252,573	—	—	7,252,573
Stock – small cap funds	4,098,017	—	—	4,098,017
Other	13,749	—	—	13,749
Total mutual funds	92,583,083	—	—	92,583,083
Common stock fund	1,574,438	—	—	1,574,438
Collective trust fund	—	18,056,007	—	18,056,007
	$94,157,521	$18,056,007	$—	$112,213,528

	Level 1	Level 2	Level 3	Total
December 31, 2014:
Mutual funds:
Stock – large cap funds	$40,040,152	$—	$—	$40,040,152
Balanced funds	33,101,436	—	—	33,101,436
Bond funds	9,715,592	—	—	9,715,592
International funds	7,253,689	—	—	7,253,689
Stock – small cap funds	4,417,221	—	—	4,417,221
Other	25,145	—	—	25,145
Total mutual funds	94,553,235	—	—	94,553,235
Common stock fund	1,536,643	—	—	1,536,643
Collective trust fund	—	18,120,120	—	18,120,120
	$96,089,878	$18,120,120	$—	$114,209,998

The Plan’s investments in balanced funds is comprised of a series of broadly diversified retirement funds, each with a different investment composition based on the respective target retirement‑based objectives of the fund. Each fund’s investment composition will vary with more conservative portfolios for approaching retirement dates. Such funds are primarily comprised of an allocation of U.S. stocks and bonds, and international stocks in order to diversify risks.
The Plan’s investments in bond funds are primarily comprised of U.S. corporate and U.S. government bonds.

(d)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Risks and Uncertainties
The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. stock fund (CPF Stock Fund). Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

(g)	Impact of New Accounting Standards
In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, “Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Under ASU 2015-12, fully benefit-responsive investment contracts will be measured, presented, and disclosed only at contract value. The amendment is effective for the Plan’s reporting period beginning on January 1, 2016. While we do not expect the adoption of this guidance to have a material impact on our financial statements, it will impact the presentation and disclosure of our financial statements as all fully benefit-responsive investment contracts will no longer be presented at fair value.

(3)	Investments
The following table presents investments as of December 31, 2015 and 2014. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.

	2015	2014
Mutual funds:
Vanguard PRIMECAP Fund: Investor Shares	$16,147,466	$15,920,955
Vanguard Total Stock Market Index Fund: Institutional Shares	11,036,385	10,663,329
Vanguard Target Retirement 2020 Fund	8,843,772	9,436,390
Vanguard Total International Stock Index Fund: Institutional Shares	7,005,140	7,186,476
Dodge and Cox Stock Fund	6,351,957	7,442,941
Vanguard Growth and Income Fund: Investor Shares	6,341,836	6,012,927
Vanguard Long-Term Investment Grade Fund: Investor Shares	5,902,649	6,083,420
Vanguard Target Retirement 2015 Fund	*	6,113,965
Others	30,953,878	25,692,832
	92,583,083	94,553,235

Common stock fund – CPF	1,574,438	1,536,643

Collective trust fund – Vanguard Retirement Savings Trust III, at fair value	18,056,007	18,120,120
Adjustment from fair value to contract value	(300,054)	(539,671)
Collective trust fund, at contract value	17,755,953	17,580,449

Total investments	$111,913,474	$113,670,327

* The Plan’s investments did not meet the 5% threshold at the relevant date.

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2015	2014
Mutual funds	$(4,695,654)	$4,783,861
Common stock fund – CPF	24,042	91,531
	$(4,671,612)	$4,875,392

(4)	Related‑Party Transactions
Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as party‑in‑interest. Administrative expenses paid to the Trustee amounted to $62,094 and $57,330 for the years ended December 31, 2015 and 2014, respectively.
Plan investments also include 70,892 and 70,878 shares of Central Pacific Financial Corp. common stock held in the CPF Stock Fund as of December 31, 2015 and 2014, respectively.

(5)	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status
The Plan obtained its latest determination letter dated September 30, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Subsequent Events
Effective January 4, 2016, the Central Pacific Bank 401(k) Retirement Savings Plan (“Plan”) adopted an automatic contribution arrangement (“auto-enrollment”) under which newly eligible Plan participants are automatically enrolled in the Plan with a 4% pre-tax contribution rate and in a default investment (an age-appropriate Target Retirement Fund) unless the participants opt out or otherwise make a different election for their Plan contributions and investments. The 4% contribution rate allows participants to receive the maximum Company match on their contributions. As part of the initial roll out of the auto-enrollment, current Plan participants who were already eligible but not contributing, or contributing less than 4%, to the Plan were included in the automatic enrollment. Participants can change their Plan contribution and investments at any time regardless of when or what elections were previously made.

			Schedule H
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		(c)
	(b)	Description of investment, including	(d)
	Identity of issue, borrower,	maturity date, rate of interest	Current
(a)	lessor, or similar party	collateral, par, or maturity value	value
*	Vanguard PRIMECAP Fund: Investor Shares	Mutual fund, 161,961 shares	$16,147,466
*	Vanguard Total Stock Market Index Fund: Institutional Shares	Mutual fund, 217,252 shares	11,036,385
*	Vanguard Target Retirement 2020 Fund	Mutual fund, 325,737 shares	8,843,772
*	Vanguard Total International Stock Index Fund: Institutional Shares	Mutual fund, 72,263 shares	7,005,140
	Dodge and Cox Stock Fund	Mutual fund, 39,024 shares	6,351,957
*	Vanguard Growth and Income Fund: Investor Shares	Mutual fund, 160,350 shares	6,341,836
*	Vanguard Long-Term Investment Grade Fund: Investor Shares	Mutual fund, 596,227 shares	5,902,649
*	Vanguard Target Retirement 2015 Fund	Mutual fund, 393,468 shares	5,599,050
*	Vanguard Target Retirement 2025 Fund	Mutual fund, 300,088 shares	4,687,376
*	Vanguard Target Retirement 2030 Fund	Mutual fund, 148,498 shares	4,116,358
	Schroder U.S. Opportunities Fund	Mutual fund, 178,875 shares	4,098,017
*	Vanguard Total Bond Market Index Fund: Admiral Shares	Mutual fund, 364,734 shares	3,880,765
*	Vanguard Target Retirement 2035 Fund	Mutual fund, 144,536 shares	2,433,979
*	Vanguard Target Retirement Income Fund	Mutual fund, 127,187 shares	1,583,473
*	Vanguard Target Retirement 2040 Fund	Mutual fund, 55,271 shares	1,572,464
*	Vanguard Target Retirement 2010 Fund	Mutual fund, 41,056 shares	1,021,463
*	Vanguard Target Retirement 2050 Fund	Mutual fund, 26,309 shares	749,555
*	Vanguard Target Retirement 2045 Fund	Mutual fund, 41,373 shares	735,618
*	Vanguard Total International Bond Index Fund: Admiral Shares	Mutual fund, 11,727 shares	247,433
*	Vanguard Target Retirement 2060 Fund	Mutual fund, 5,091 shares	138,518
*	Vanguard Target Retirement 2055 Fund	Mutual fund, 2,467 shares	76,060
*	Vanguard Prime Money Market Fund	Mutual fund, 13,749 shares	13,749
	Total mutual funds		92,583,083

*	Common stock fund - CPF	Common stock fund, 4,111,878 units	1,574,438
*	Vanguard Retirement Savings Trust III	Collective trust fund, 17,755,953 units at contract value, fair value of $18,056,007	17,755,953
*	Notes receivable from participants	238 total loans, with interest rates from 2.34% to 8.38%, maturing in years beginning in 2016 through 2029	2,147,471
			$114,060,945
*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date: June 28, 2016	By:	/s/ Patricia Foley
Patricia Foley
Senior Vice President and Human Resources Manager

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm